EXHIBIT NO. 21

SUBSIDIARIES OF

CHEMICAL FINANCIAL CORPORATION

Subsidiaries	Ownership Percentage	State or Other Jurisdiction of Incorporation
Chemical Bank	(1)	Michigan
CFC Financial Services, Inc. - also operates under d/b/a Chemical Financial Advisors	(2)	Michigan
CFC Title Services, Inc.	(2)	Michigan
Shoreline Insurance Services, Inc.	(2)	Michigan

(1)	100% owned by Chemical Financial Corporation.
(2)	100% owned by Chemical Bank.